March 11, 2025

John P. Shannon
Director and Chief Executive Officer
Xeris Biopharma Holdings, Inc.
1375 West Fulton Street, Suite 1300
Chicago, IL 60607

       Re: Xeris Biopharma Holdings, Inc.
           Registration Statement on Form S-3
           Filed March 6, 2025
           File No. 333-285597
Dear John P. Shannon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Joe Theis, Esq.